Exhibit 11.2

MOBILEYE N.V.

WHISTLEBLOWING POLICY

The purposes of this policy are to (i) address the reporting of potential/suspected misconduct at Mobileye N.V. (the “Company”) through internally available Company resources and (ii) set forth the Company’s policy prohibiting retaliation against those reporting either internally through the available Company resources or externally to the U.S. Securities and Exchange Commission (the “SEC”) or other regulatory agencies.

The Company is committed to promoting compliance with the laws, rules, and regulations that govern its business operations and encouraging its employees and other persons to report unlawful conduct. Below are the procedures by which employees and other persons may report alleged misconduct to the Audit Committee of the Board of Directors (the “Audit Committee”), or in certain cases to the Presiding Director of the Company’s Board of Directors.

The Company has set up a reporting channel for the purpose of ensuring compliance with the Company’s Code of Business Conduct and ensuring financial integrity and security of Company in relation to the prevention and detection of fraud and misconduct in accounting, internal accounting controls, auditing matters and reporting, bribery, banking and financial regulations, including insider trading.

Also set forth below is the Company’s policy prohibiting retaliation or discrimination against individuals who submit such reports. Complaints and concerns may also be reported directly to the Corporate Compliance Officer who will report all matters, if applicable, directly to the Audit Committee, or in certain cases to the Presiding Director of the Company’s Board of Directors.

I.	Scope

The procedures set forth in this policy relate to complaints and concerns (“Reports”) of employees regarding:

i.	questionable accounting, internal accounting controls, and auditing matters, or concerns about the accuracy of financial statements or auditing matters;

ii.	corporate fraud;

iii.	illegal business conduct, or a violation of the Company's Code of Business Conduct and other policies, including the Securities Trading Policy;

iv.	a violation of the rules or regulations of the principal market on which the Company’s securities are traded, currently the New York Stock Exchange;

v.	questionable information received from suppliers’ regarding the sourcing of “conflict minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

vi.	intentional suppression, destruction or manipulation of information regarding the facts in connection with any of the irregularities mentioned under clauses i through v above.

hereinafter collectively referred to as “Suspected Misconduct”.

The use of the whistleblowing system should not replace the Company’s regular reporting channels. Employees are encouraged to use regular reporting channels, at least for the misconduct outside the above-mentioned scope. Complaints or concerns concerning suspected misconduct outside the above-mentioned scope of this Policy may be reported through regular company reporting channels, e.g., employee’s direct line manager or HR.

II.	Procedure For Submitting Confidential Complaints

All submissions by individuals regarding Suspected Misconduct may be made on an anonymous basis, although individuals are encouraged to provide their names to facilitate investigation and follow-up. Employees and other persons may submit Reports through the following processes:

By Email:	auditchair@mobileye.com

By Phone:	The phone number of our Audit Committee Chair, is +972-52-444-4333

By Regular Mail	Audit Committee Chair Mobileye N.V. Har Hotzvim, 13 Hartom Street P.O. Box 45157 Jerusalem 97775, Israel

For Reports regarding a director of the Company (other than the Presiding Director of the Board of Directors); Reports regarding the Presiding Director should be made to the Audit Committee Chair	Please contact the Presiding Director of the Board of Directors at presidingdirector@mobileye.com or by regular mail to the above address, c/o Presiding Director

For Reports regarding the Corporate Compliance Officer	Please contact the Chief Executive Officer at his email address (available on the Company intranet) or by regular mail to the above address

When submitting a Report, individuals are asked to provide as much detailed information as possible. Providing detailed, rather than general, information will greatly assist in effectively investigating complaints or concerns. This is particularly important where a person submits a complaint or a concern on an anonymous basis, as the person receiving the Report will be unable to contact the reporting individual with requests for additional information or clarification.

The Company is providing these anonymous reporting procedures so that individuals may disclose genuine complaints or concerns without feeling threatened. As detailed below, the Company prohibits retaliation or retribution against any individual who in good faith submits a Report under this policy. Individuals submitting a Report under this Policy who choose to identify themselves when submitting a Report, may be contacted by a representative of the Audit Committee in order to gain additional information.

Information relating to the Report will only be provided to those persons within the Company who have a need to know such information to execute their tasks under this policy, to perform investigation and any other action needed to be taken. The name of the reporting employee shall not be disclosed to the implicated person that is subject of the Report, or to the direct supervisor or other line management of the reporting employee. The information shall be provided in such a manner to safeguard as much as possible the confidentiality of the identity of the reporting employee. Information (indirectly) revealing the identity of the reporting employee shall only be provided if such is indispensable for the investigation of the Suspected Misconduct or subsequent judicial proceedings.

III.	Sanctions

All conversations, calls and reports made under this Policy in good faith will be taken seriously. However, individuals who file Reports or provide evidence in bad faith, that they know to be false or without a reasonable belief in the truth and accuracy of such information, will not be protected by this policy and may be subject to disciplinary action, up to and including immediate termination.

The Reports made in good faith, even if the facts later turn out to be inaccurate or do not trigger further action, shall not be sanctioned, as provided below.

Any complaints about the application of this Policy and sanctions in particular, shall be submitted to the Audit Committee Chair. The Audit Committee shall provide its decision within three months.

IV.	Policy Prohibiting Unlawful Retaliation or Discrimination

In accordance with applicable law, the Company will not discharge, demote, suspend, threaten or harass directly or indirectly, or in any other manner discriminate or take retaliatory action against, any individual based upon any lawful actions of such individual with respect to good faith submission of Reports internally through the available Company resources or externally to the SEC or other regulatory agencies regarding Suspected Misconduct.

V.	Treatment of reports

The Audit Committee and, in particular, the Chair of the Audit Committee (or, in the case of Reports made to the Presiding Director of the Board, the Presiding Director) is responsible for overseeing the receipt, retention, and investigation of and response to all Reports. The Corporate Compliance Officer is responsible for administering these procedures on behalf of the Company. The Corporate Compliance Officer will promptly forward to the Audit Committee (or, if applicable, the Presiding Director of the Board), in detail, any Report involving a Company senior officer or having a potential aggregate value exceeding $250,000. In determining whether the Audit Committee (or, if applicable, the Presiding Director of the Board) or the Corporate Compliance Officer should be responsible for investigating such Report, the Audit Committee (or, if applicable, the Presiding Director of the Board) will consider all relevant facts and circumstances, including the identity of the alleged wrongdoer, the gravity of the alleged wrongdoing, and the likelihood of a material adverse effect on the Company’s reputation or financial statements.

In connection with the investigation of a Report, the Audit Committee, the Presiding Director of the Board or the Corporate Compliance Officer, as applicable, may consult with, and obtain the assistance of, any member of the Company’s management who is not the subject of the Report. In addition, the Audit Committee, the Presiding Director of the Board or the Corporate Compliance Officer may, in its or his or her sole discretion, engage outside counsel, forensic accountants, and other advisors to assist in the investigation of a report.

Upon completion of the investigation of a Report, the Audit Committee, the Presiding Director of the Board or the Corporate Compliance Officer, as the case may be, will take such prompt and appropriate corrective action, if any, as in its or his or her judgment is deemed warranted.

VI.	Protection of personal data

Data Controller

The Company is the party responsible (the data controller) for the processing of personal data in the context of this Policy. The Company will only process personal data for the purposes as provided in this Policy.

Security

The Company will take appropriate technical and organizational measures to adequately safeguard all personal data against loss or unauthorized access. Personal data contained in Reports shall also be processed separately from other employee information systems or employee files.

Access, Correction, Removal and Objection Rights

Any employee may, at all times, submit a query to the Corporate Compliance Officer or the Audit Committee Chair whether or not a Report has been filed about him/her. If this would be the case, he/she will be provided with necessary information (as noted above), unless such would seriously hinder the investigation of the Suspected Misconduct. If personal data collected in the context of the Report or subsequent investigation are incorrect or irrelevant, correction or removal of such personal data may be requested.

An implicated person also has a right to object to the processing of personal data on compelling legitimate grounds relating to his/her particular situation.

The above-mentioned requests or objections shall be responded to as soon as possible, but no later than within four weeks after receipt of a request or objection.

VII.	Addendum For Eea Employees

See Appendix I hereto.

VIII.	PUBLICATION ON WEBSITE

This Whistleblowing Policy will be published on the Company’s website: www.mobileye.com.

IX.	Questions

Questions or concerns regarding this Policy can be sent to the General Counsel (contact information available on the Company intranet).

X.	Effective Date

This Policy shall take effect on July 25, 2016.

APPENDIX I

ADDITIONAL PROVISIONS APPLICABLE TO EMPLOYEES IN THE
EUROPEAN ECONOMIC AREA

The following additional provisions are applicable to employees located in the European Economic Area only:

I.	Informing Implicated Person

The implicated person that is subject of the Report will be informed as soon as practicably possible after the receipt of the Report, unless there is a substantial risk that such notification would jeopardize the investigation of the Suspected Misconduct or gathering of the evidence. The notification will include the facts of the accusation, who will receive the Report, the fact that the Company is responsible for the whistleblowing program and how to exercise the right to access and rectification. The notification will not include the identity of the reporting employee.

After the implicated person has been informed, he/she will be given the chance to present his/her view on the facts on which the Report is based. The implicated person will also be informed as soon as possible whether he/she will be suspended during the investigation of the Suspected Misconduct.

As soon as the investigation has been completed, the implicated person will be informed whether any action will be taken by the Company on the basis of the investigation of the Suspected Misconduct. Any suspension of the implicated person will from that date on automatically terminate.

II.	Data Protection

Data Retention

Personal data relating to Reports that have been found unsubstantiated shall be deleted without undue delay. Personal data relating to substantiated Suspected Misconduct will be removed (i.e., deleted or anonymized) within two months after the investigation is completed, unless disciplinary action is taken or judicial proceedings are filed against an implicated person or a reporting employee who submitted the Report in bad faith. In this case, personal data will be removed in accordance with applicable law.

Disclosure to outside the EEA

If the investigation requires disclosure of personal data concerning a European Economic Area resident to a person or a legal entity outside the European Economic Area located in a country that does not ensure an adequate level of data protection (as provided by Directive 95/46/EC), specific legal requirements for such transfers of personal data shall be complied with.